TCC Brands Inc.

ANNUAL REPORT

2021 W Fulton St Ste K110
Chicago, IL 60612
4796163612
https://www.thecuminclub.com/

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

TCC Brands Inc. (dba "The Cumin Club" or the "Company") is a corporation organized under the laws of the state of Delaware on May 7, 2021. The Company was previously organized as The Cumin Club Inc, a corporation formed under the laws of the State of Delaware on March 5, 2019, which transferred its assets to the Company in 2021. The Company filed a dba, and began operating as The Cumin Club thereafter.

The Cumin Club offers a unique solution for Indian food lovers by delivering chef-curated, authentic Indian meals through multiple channels, including direct-to-consumer eCommerce, retail, and fast-casual dining. Using fresh ingredients and freeze-drying technology, the company provides meal kits that preserve flavor and nutrition without preservatives. Founded in 2019, The Cumin Club has sold over 1.8 million meals and achieved $10 million in lifetime revenue, serving over 40,000 customers.

Business Model

The Cumin Club operates across direct-to-consumer, retail, and fast-casual dining markets, leveraging multiple revenue streams. Its eCommerce platform sells meal kits directly to customers, while relationships with retail stores allow them to place products on shelves. The fast-casual dining model uses a scalable, chef-less kitchen concept to offer Indian bowls and wraps at a lower capital investment. We believe this business model ensures a broad reach and efficient operations while delivering high-quality, authentic Indian cuisine.

Intellectual Property

The Cumin Club's unique differentiator lies in its freeze-drying technology, which preserves 97% of the food's nutrients, including probiotics and micronutrients. This technology allows the company to deliver clean, preservative-free meals without compromising taste or quality. Additionally, we feel the company's focus on using region-specific ingredients ensures authenticity in its offerings, protecting its brand identity as a purveyor of premium, authentic Indian cuisine.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $2,250,000.00
Use of proceeds: Product Development, Marketing and Business Development
Date: February 02, 2024
Offering exemption relied upon: 506(c)

Type of security sold: Warrant to Purchase Common Stock
Final amount sold: $250,000.00
Use of proceeds: Product Development, Marketing and Business Development
Date: September 26, 2024
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

"Revenue for fiscal year 2024 was $3,406,055, compared to $4,101,934 in fiscal year 2025. Revenue in 2025 held at almost same levels from 2024 across all channels of operations - D2C, Amazon and Fast-casual restaurants."

Cost of Sales

"Cost of Sales for fiscal year 2024 was $2,036,112 compared to $2,264,128 in fiscal year 2025.
Cost of Sales in 2025 was in-line with 2024."

Gross Margins

"Gross margins for fiscal year 2024 were $1,369,943, compared to $1,837,807 in fiscal year 2025.
Gross Margins in 2025 held steady in percentage terms compared to 2024."

Expenses

"Expenses for fiscal year 2024 were $2,109,490 compared to $2,664,584 in fiscal year 2025.
Expenses in 2025 increased from 2024 as a result of optimizations in marketing agencies."

Historical results and cash flows:

"The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows
 will not be indicative of the revenue and cash flows expected for the future because of variability in the nature of operations.
 Past cash was primarily generated through equity investments. Our goal is to achieve positive cash flow by 2026. Net Losses
 have come down in 2024 and 2025, as a result of increased efficiency in operations. With sales expected to increase for 2026, the Company anticipates that Net Losses can be reduced further and the business could potentially turn Cash Flow positive.
In order to achieve positive cash flow, the Company would need to successfully address operational, financial, and liquidity
challenges that it currently faces. For example, it will need to continue to increase its operational efficiency and ensure that it
 has sufficient cash and liquidity to implement its growth and operational plans and achieve its positive cash flow goals."

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $1,83,847.

Debt

Creditor: Convertible Notes
Outstanding balance: $2,250,000.00
Interest rate: 6%
Material terms: The company has issued 4 convertible notes with the same terms.

Creditor: Promissory Note - Listen Ventures III LP
Outstanding balance: $250,000.00
Interest rate: 8%
Material terms: In connection with the entering into of the Promissory Note, Listen Ventures III, L.P. received a Warrant to Purchase 8,042 shares Common Stock at an exercise price of $0.01 per share.

Creditor: Convertible Note - Avrind Selvakesari
Outstanding balance: $25,000.00
Interest rate: 6%
Material terms: The company issued a convertible note to Avrind Selvakesari with the same terms and other notes, except for there is no set maturity date.

Creditor: Clix Capital Service
Outstanding balance: $17,478.00
Interest rate: 19.75%

Creditor: Hero Fincorp
Outstanding balance: $29,882.00
Interest rate: 17.5%

Creditor: Kisetsu Saison
Outstanding balance: $27,043.00
Interest rate: 18.5%

Creditor: Kotak Mahindra
Outstanding balance: $23,984.00
Interest rate: 18%

Creditor: L and T Finance
Outstanding balance: $20,085.00
Interest rate: 18%

Creditor: Shriram Finance
Outstanding balance: $20,085.00
Interest rate: 18.5%

Creditor: Ugro Capital Limited
Outstanding balance: $22,554.00
Interest rate: 19%

Creditor: Celtic Bank
Outstanding balance: $121,241.00
Interest rate: 11.8%
Material terms: On March 22, 2024, the Company entered into Merchant Loan Agreement with Celtic Bank
with following terms – loan amount is $250,000, fixed fee is $36,500, repayment rate is 11.8% (the percentage
of daily Merchants Receivables withheld to repay loan), and final repayment date is September 20, 2025. As of
December 31, 2024, the outstanding amount of this loan was $121,421.

Creditor: WebBank
Outstanding balance: $61,682.00
Interest rate: 10%

Material terms: On March 22, 2024, the Company entered into Merchant Loan Agreement with WebBank, a Utah-chartered industrial bank with following terms – loan amount is $70,000, fixed fee is $5,600, and repayment rate is 10.0% (the percentage of daily Merchants Receivables withheld to repay loan), and term is 18 months. As of December 31, 2024, the outstanding amount of this loan was $61,682.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kiru Rajagopal

 Kiru Rajagopal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & Chairman
• Dates of Service: June 2021 — Present
• Responsibilities: Kirubhanandan Rajagopal oversees all aspects of business across sales, marketing, manufacturing, product launch and logistics. Receives an annual salary of $40,000, and has 32,000 shares vesting over a 4 year period. Kiru will be providing Form C sign-off as the Company's principal accounting officer.

Name: Ragoth Bala

 Ragoth Bala's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Board Member, Business Development
• Dates of Service: August 2021 — Present
• Responsibilities: Ragothaman Bala Guptha is part of the leadership team, focused on Business Development. He receives a salary of $100,000.

Name: Rick Desai

Rick Desai's current primary role is with Listen Ventures. Rick Desai currently services approximately 0.5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2021 — Present
• Responsibilities: Rick is a board member as a GP in Listen Ventures. He does not receive compensation.

Other business experience in the past three years:

• Employer: Listen Ventures
Title: Managing Partner
Dates of Service: January 2016 — Present
Responsibilities: Venture capital firm investing on consumer obsessed entrepreneurs.
• Employer: Kellogg School of Management
Title: Adjunct Lecturer
Dates of Service: January 2017 — Present
Responsibilities: Teach new venture development within the entrepreneurship vertical at Kellogg.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ragoth Bala
Amount and nature of Beneficial ownership: 430,000
Percent of class: 28.19%

Title of class: Common Stock
Stockholder Name: Kiru Rajagopal
Amount and nature of Beneficial ownership: 320,000
Percent of class: 20.98%

Title of class: Series Seed-1 Preferred Stock
Stockholder Name: Listen Ventures III, L.P. (Managed by Rick Desai)
Amount and nature of Beneficial ownership: 268,486
Percent of class: 22.97%

Title of class: Series Seed-2 Preferred Stock
Stockholder Name: Listen Ventures III, L.P. (Managed by Rick Desai)
Amount and nature of Beneficial ownership: 81,877
Percent of class: 22.97%

RELATED PARTY TRANSACTIONS

Name of Entity: Listen Ventures III, L.P.
Names of 20% owners: Rick Desai, Managing Partner
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Listen Ventures III, L.P. owns 20%+ voting rights.
Material Terms: During 2022, the Company entered into a Convertible note agreement with Listen Ventures III, LP, a shareholder
in the Company and therefore a related party. The principal amount borrowed under the convertible note was $1,500,000 and the notes carries a stipulated interest rate of 6.00% per annum and maturity date is set for August 2025. The details of the convertible note along with the conversion features have been disclosed in Note 8. As of December 31, 2024 and 2023, the outstanding principal balance on the note amounted to $1,500,000 and $1,500,000 respectively. The interest expense recorded for the years ended December 31, 2024 and 2023 amounted to $90,000 and $90,000 respectively which have been accrued.

OUR SECURITIES

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Convertible Promissory Note.

Common Stock
• Authorized: 1,718,691
• Outstanding: 1,128,642
• Voting Rights: One vote per share. Please see Voting Rights of Securities Sold in this Offering below.
• Material Rights: Right to elect two (2) directors to the Board of Directors.

Transfer Restrictions of Securities Sold in this Offering

Pursuant to the Company's Amended and Restated Bylaws, shares of Common Stock issued in this offering are subject to certain restrictions on transfer, including general restrictions on transfer and a company-owned Right of First Refusal. Please see below for excerpts from the Company's Amended and Restated Bylaws. Please see Exhibit F of the Offering Memorandum for a copy of the Company's Amended and Restated Bylaws. Acknowledgment of these transfer restrictions can be found in Section 6(e)(iv) of the Subscription Agreement for this offering.

Section 36. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 37 of these Bylaws.

(c) At the option of the corporation, the stockholder shall be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(e) The foregoing restriction on Transfer shall not apply to the Transfer of shares of Preferred Stock or to the Transfer of any shares of Common Stock issued upon the conversion of any shares of Preferred Stock.

(f) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

Section 37. Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of [the Bylaws.]

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 22,344 shares of Common Stock to be issued pursuant to stock options issued.

The total amount outstanding includes 91,030 shares of Common Stock to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 8,042 shares of Common Stock to be issued pursuant to warrants.
Series Seed-1 Preferred Stock
• Authorized: 286,840
• Outstanding: 286,840
• Voting Rights: One vote per share.
• Material Rights: Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock are collectively referred to as Series Seed Preferred Stock.

a. Original Issue Price shall mean $5.1213 per share, subject to adjustment;

b. Series Seed Preferred Stock have a right to elect one director to the Board of Directors;

c. Right to receive dividends equal to 8% of the Original Issue Price, as adjusted, when, as and if declared (non-cumulative) prior to Common Stock;

d. Liquidation Preference equal to greater of 1x Original Issue Price, as adjusted, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock;

e. Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion;

f. Automatic conversion into Common Stock upon $35 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the Requisite Holders; and

g. Protective provisions for Series Seed Preferred Stock holders so long as at least 20% of the Series Seed Preferred Stock is outstanding.
Series Seed-2 Preferred Stock
• Authorized: 200,871
• Outstanding: 200,871
• Voting Rights: One vote per share.
• Material Rights: Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock are collectively referred to as Series Seed Preferred Stock.

a. Original Issue Price shall mean $4.5800 per share, subject to adjustment;

b. Series Seed Preferred Stock have a right to elect one director to the Board of Directors;

c. Right to receive dividends equal to 8% of the Original Issue Price, as adjusted, when, as and if declared (non-cumulative) prior to Common Stock;

d. Liquidation Preference equal to greater of 1x Original Issue Price, as adjusted, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock;

e. Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion;

f. Automatic conversion into Common Stock upon $35 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the Requisite Holders; and

g. Protective provisions for Series Seed Preferred Stock holders so long as at least 20% of the Series Seed Preferred Stock is outstanding.

h. Subject to Voting Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement

The Company is a party to a certain Voting Agreement under which the Company, Preferred Stockholders and certain other key stockholders have agreed to, among other things (i) voting provisions related to the Board of

Directors, including Board composition; (ii) voting provisions to increase the authorized Common Stock of the Company and (iii) a drag-along right.

The Company also is a party to a certain Investors' Rights Agreement under which the Company and certain investors agreed to provide (i) restrictions on transfer, (ii) certain information and inspection rights to Major Investors, (iv) right of first offer to Major Investors, and (v) registration rights if granted to other investors.

The Company also is a party to a certain Right of First Refusal and Co-Sale Agreement under which the Company and certain investors agreed to, among other things (i) a right of first refusal on proposed transfers by Key Holders, (ii) a right of co-sale, and (iii) prohibited and exempt transfers.

Convertible Promissory Note
• Amount Outstanding: $2,250,000.00
• Conversion Type: a series of the Company's Preferred Stock issued in a Qualified Financing (defined below)
• Conversion Trigger: The first issuance or series of related issuances by the Company of its Equity Securities (defined as a series of the Company's Preferred Stock in the Note Purchase Agreement) following the date of the Note Purchase Agreement from which the Company receives gross proceeds of at least $5 million (excluding the aggregate amount of any Notes converted into Equity Securities pursuant to Section 2.2 of the Note Purchase Agreement or any other indebtedness or other securities converted into Equity Securities) (the "Qualified Financing").
• Valuation Cap: $17,000,000.00
• Discount Rate: 15
• Interest Rate: 6
• Material Rights: Sale/IPO Multiple: (A) 2x the outstanding principal, plus (B) accured but unpaid interest only on the outstanding principal (the "Sale/IPO Multiple").

Warrant to Purchase Common Stock

The security will convert into shares of the Company's Common Stock and the terms of the Warrant to Purchase Common Stock are outlined below:

Warrant Shares Outstanding: 8,042

Warrant Price: A price per Warrant Share equal to $0.01.

Issue Date: September 26, 2024

Expiration Date: September 26, 2024, subject to

Exercisability: At any time, except that the Warrant is no longer exercisable and becomes null and void upon (a) the consummation of the Company's sale of its Common Stock or other securities in the Company's first underwritten public offering and (b) upon the consummation of a Deemed Liquidation Event, as such term is defined in the Company's current Amended and Restated Certificate of Incorporation.

Cashless Exercise is Available

Automatic Cashless Exercise upon Acquisition of the Company

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided

regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company's predecessor was originally formed on March 5, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Cumin Club has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We rely on other companies to provide ingredients and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide ingredients or products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We face various risks as an e-commerce retailer.
We sell a significant portion of our products through e-commerce channels. As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in

a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition, and may continue to face increased competition in the future, from internet retailers who enter the market with similar products as ours. Our failure to positively differentiate our product offerings from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall ingredients failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected. Our operations include sales to retail stores and their related websites. The success of this channel is largely dependent on our continuing development of strong relationships with such stores. The loss of a relationship with any retail partner could have an impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.
Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we ship our products from India to the U.S. and have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the

benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Regulatory Compliance Risk
TCC Brands Inc. resolved an intent-to-sue claim under California Proposition 65, alleging inadequate labeling of a specific product, through a settlement with no admission of liability. While the product was removed from the California market, this incident highlights the potential for future regulatory challenges that could affect the Issuer's business operations or financial results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

TCC Brands Inc.

By /s/ *Kiru Rajagopal*

Title: CEO, Chairman, Principal Accounting Officer

By /s/ *Kiru Rajagopal*

Name: Kiru Rajagopal

Title: CEO, Chairman, Principal Accounting Officer

By /s/ *Ragoth Bala*

Name: Ragoth Bala

Title: Director, Business Development

Exhibit A
FINANCIAL STATEMENTS

TCC BRANDS INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025, AND 2024
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

CONSOLIDATED FINANCIAL STATEMENTS:

TCC BRANDS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31, (USD $ in Dollars)		2025		2024
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,83,847	$	1,59,875
Investments in Money Market		-		-
Accounts Receivable, net		11,471		18,074
Inventory		7,43,143		5,89,806
Prepaids and Other Current Assets		2,01,239		1,60,683
Total Current Assets		11,39,699		9,28,438
Property and Equipment, net		1,78,489		1,86,477
Right-of-Use Asset		17,238		1,15,295
Intangible Assets		5,475		10,375
Security Deposit		62,159		32,176
Total Assets	$	14,03,060	$	12,72,761
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,85,912	$	1,03,078
Credit Cards		10,084		26,188
Merchant Loan Agreement		2,78,421		1,83,103
Current Portion of Loans and Notes		6,73,233		3,35,404
Current Portion of Convertible Notes		24,75,000		22,75,000
Accrued Interest on Notes		4,84,336		3,23,314
Line of Credit		-		-
Lease Liability, current portion		17,238		98,057
Other Current Liabilities		2,15,337		2,62,110
Total Current Liabilities		44,39,560		36,06,253
Loans and Promissory Notes, net of current portion		1,30,729		74,284
Lease Liability, net of current portion		-		17,238
Convertible note, net of current portion		-		-
Total Liabilities		45,70,288		36,97,775
STOCKHOLDERS' EQUITY				
Common Stock		11		10
Series Seed-1 Preferred Stock		3		3
Series Seed-2 Preferred Stock		2		2
Additional Paid in Capital		31,08,134		26,63,700
Other Comprehensive Income		(20,632)		2,272
Accumulated Deficit		(62,54,746)		(50,91,001)
Total Stockholders' Equity		(31,67,229)		(24,25,014)
Total Liabilities and Stockholders' Equity	$	14,03,060	$	12,72,761

See accompanying notes to consolidated financial statements.

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	41,01,934	$	34,06,055
Cost of Goods Sold		22,64,128		20,36,112
Gross Profit		**18,37,807**		**13,69,943**
Operating Expenses				
General and Administrative		14,56,453		12,95,995
Selling and Marketing		12,08,131		8,13,495
Total Operating Expenses		**26,64,584**		**21,09,490**
Net Operating Loss		**(8,26,777)**		**(7,39,547)**
Interest Expense		3,06,682		4,36,182
Other Loss/(Income)		1,479		13,276
Loss Before Provision for Income Taxes		**(11,34,939)**		**(11,89,005)**
Provision/(Benefit) for Income Taxes		28,806		-
Net Loss	$	**(11,63,745)**	$	**(11,89,005)**

See accompanying notes to consolidated financial statements.

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Additional Paid	Other Comprehensive	Accumulated	Total Stockholders'
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	Income	Deficit	Equity
Balance—December 31, 2022	**$ 8,54,140**	**9**	**$ 2,86,840**	**$ 3**	**$ 2,00,871**	**$ 2**	**$ 23,88,959**	**$ -**	**$ (24,80,885)**	**$ (91,912)**
Issuance of stock	1,53,086	1	-	-	-	-	4,769	-	-	4,770
Consolidation Net Adjustments	-	-	-	-	-	-	-	-	(47,806)	(47,806)
Foreign Currency Translation Adjustment	-	-	-	-	-	-	-	-	1,483	1,483
Other	-	-	-	-	-	-	-	-	27,409	27,409
Net Loss	-	-	-	-	-	-	-	-	(12,81,942)	(12,81,942)
Balance—December 31, 2023	**$ 10,07,226**	**10**	**$ 2,86,840**	**$ 3**	**$ 2,00,871**	**$ 2**	**$ 23,93,728**	**$ -**	**$ (37,81,741)**	**$ (13,87,998)**
Capital Contribution	-	-	-	-	-	-	2,60,881	-	-	2,60,881
Consolidation Net Adjustments	-	-	-	-	-	-	-	-	(1,20,254)	(1,20,254)
Foreign Currency Translation Adjustment	-	-	-	-	-	-	-	2,272	-	2,272
Share-Based Compensation	-	-	-	-	-	-	9,092	-	-	9,092
Net Loss	-	-	-	-	-	-	-	-	(11,89,005)	(11,89,005)
Balance—December 31, 2024	**$ 10,07,226**	**10**	**$ 2,86,840**	**$ 3**	**$ 2,00,871**	**$ 2**	**$ 26,63,700**	**$ 2,272**	**$ (50,91,001)**	**$ (24,25,014)**
Capital Contribution	70,806	1	-	-	-	-	4,34,647	-	-	4,34,647
Consolidation Net Adjustments	-	-	-	-	-	-		(2,271)		(2,271)
Foreign Currency Translation Adjustment	-	-	-	-	-	-		(20,632)	-	(20,632)
Share-Based Compensation	-	-	-	-	-	-	9,787	-	-	9,787
Net Loss	-	-	-	-	-	-	-	-	(11,63,745)	(11,63,745)
Balance—December 31, 2025	**$ 10,78,032**	**11**	**$ 2,86,840**	**$ 3**	**$ 2,00,871**	**$ 2**	**$ 31,08,134**	**$ (20,633)**	**$ (62,54,746)**	**$ (31,67,229)**

See accompanying notes to consolidated financial statements.

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$(11,63,745) $	(11,89,005)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	74,607	95,358
Amortization of Intangibles Assets	4,900	4,900
Share-Based Compensation	9,787	9,092
Foreign Currency Translation Adjustment	(22,904)	2,272
Non-Cash Lease Expense	-	27,648
Accrued Interest on Notes	1,61,022	3,23,314
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	6,603	6,542
Inventory	(1,53,337)	(66,531)
Prepaids and Other Current Assets	(40,555)	1,76,414
Accounts Payable	1,82,835	(1,07,669)
Credit Cards	(16,104)	(2,17,492)
Other Current Liabilities	(46,774)	2,23,655
Security Deposit	(29,983)	(15,606)
Other Adjustments	-	-
Net Cash Used In Operating Activities	(10,33,648)	(7,27,109)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(66,618)	(36,395)
Purchases of Intangible Assets	-	-
Investments in Money Market	-	1,59,184
Net Cash Provided/Used in Investing Activities	(66,618)	1,22,789
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	-
Capital Contribution	4,34,647	2,60,881
Consolidation Net Adjustments	-	(1,20,254)
Borrowing on Merchant Loan Agreement	95,318	1,83,103
Borrowing on Line of Credit	-	(23,128)
Borrowing on Promissory Notes and Loans	3,94,274	2,98,693
Borrowing on Convertible Notes	2,00,000	25,000
Net Cash Provided by Financing Activities	11,24,239	6,24,293
Change in Cash & Cash Equivalents	23,973	19,972
Cash & Cash Equivalents —Beginning of The Year	1,59,875	1,39,902
Cash & Cash Equivalents—End of The Year	$ 1,83,848 $	1,59,874
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 3,06,682 $	4,36,182

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATION

TCC Brands Inc. was incorporated on May 7, 2021, in the State of Delaware. The Company was previously organized as The Cumin Club Inc., a corporation formed under the laws of the State of Delaware on March 5, 2019, which transferred its assets to the Company in 2021. The Company filed a DBA and began operating as The Cumin Club thereafter. The Company has one subsidiary named Cumin Club Foods Private Limited, incorporated in India on March 2, 2021. The consolidated financial statements of TCC Brands Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

TCC Brands Inc. offers a unique solution for Indian food lovers by delivering chef-curated, authentic Indian meals through multiple channels, including direct-to-consumer eCommerce, retail, and fast-casual dining. Using fresh ingredients and freeze-drying technology, the Company provides meal kits that preserve flavor and nutrition without preservatives.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2025, and 2024, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2024, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025, and 2024, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5- 25 years
Furniture and fittings	10 years
Plant and Machinery	15- 30 years

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company's net fixed assets consist of office equipment, machinery, furniture and fixtures, and leasehold improvement. Net book values as of December 31, 2025 and December 31, 2024 are $178,488 and $186,477, respectively.

Intangibles
Intangible assets with finite lives, such as a website, are amortized on a straight-line basis over their estimated useful lives of 5 years.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

Cost of Sales
Cost of sales includes the cost of raw materials and ingredients, packing materials, freight and delivery and other variable and fixed overheads.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $1,208,131 and $813,495, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2026s, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2025		2024	
Prepaid Expenses	$	16,267	$	8,051	
Prepaid Interest		26,094		20,043	
Other Current Assets		1,58,877		1,32,589	
Total Prepaids and Other Current Assets	$	2,01,239	$1,60,683		

Other current liabilities consist of the following:

As of December 31,		2025		2024
Accrued Expenses	$	20,420	$	26,710
Provisions		24,284		7,584
Tax Payable		(2,807)		15,020
Other Current Liabilities		1,73,439		2,12,797
Total Other Current Liabilities	$	2,15,337	$2,62,110	

4.   INVENTORY

Inventory consists of the following:

As of December 31,		2025	2024
Finished Goods	$	7,43,143	$5,89,806
Total Inventory	$	7,43,143	$5,89,806

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2025		2024
Website Development	$	24,500	$	24,500
Intangible Assets, at cost		24,500		24,500
Accumulated Amortization		(19,025)		(14,125)
Intangible Assets, net	$	5,475	$	10,375

Amortization expense for the years ended December 31, 2025, and 2024 was $4,900 and $4,900, respectively.

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

Period		Amortization Expense
2025	$	4,900
2026		4,900
2027		575
2028		-
Thereafter		-
Total	$	10,375

6. LEASES

The Company has an operating lease for business premises. The Company's lease has a term maturing through 2026. Monthly payment is $8,652 and does not contain an escalation clause. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease terms for an operating lease as of December 31, 2025, and 2024 were 0.25 years and 1.17 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2025, and 2024 was 8.59% and 8.59%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025, are as follows:

As of December 31,		2025
2026	$	17,304
2027		
2028		-
2029		-
Thereafter		
Present Value Discount		-66
Total	$	17,238

7. MERCHANT LOAN AGREEMENT

1. The Company entered into Merchant Loan Agreement with Celtic Bank with the below details:

Date	Loan Amount	Fixed fee	Repayment Amount	Repayment Rate	Outstanding amount
22-03-2024	2,50,000	36,500	2,86,500	11.80%	-
10-09-2025	65,600	7,478	73,078	30.00%	29,050

2. The Company entered into Merchant Loan Agreement with WebBank, a Utah-chartered industrial bank with the below details:

Date	Loan Amount	Fixed fee	Repayment Amount	Repayment Rate	Outstanding amount
13-11-2024	70,000	5,600	75,600	10.00%	-
03-04-2025	1,50,000	14,850	1,64,850	15.00%	-
25-07-2025	2,48,000	31,000	2,79,000	16.00%	1,20,694

3. The Company entered into Merchant Loan Agreement with Parafin, below are the details:

Date	Loan Amount	Fixed fee	Repayment Amount	Repayment Rate	Outstanding amount
21-03-2025	15,000	1,709	16,709	15.00%	-
22-09-2025	37,000	5,154	42,154	3.00%	20,942

4. The Company entered into Merchant Loan Agreement with ClearCo, below are the details:

Date	Loan Amount	Fixed fee	Repayment Amount	Repayment Rate	Outstanding amount
08-05-2025	48,606	4,375	52,980	30.00%	-
16-06-2025	41,940	3,775	45,715	30.00%	-
10-03-2025	46,889	5,744	52,633	30.00%	-
10-03-2025	3,068	376	3,444	30.00%	-
09-05-2025	61,638	4,931	66,569	30.00%	21,336
10-07-2025	62,270	4,982	67,251	30.00%	31,135
22-10-2025	7,549	604	8,153	30.00%	4,355
11-07-2025	73,535	5,883	79,417	30.00%	50,908

8. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

					As of December 2025			As of December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Clix Capital Service	23,358	19.75%	04/24/2024	05/02/2026	$ 5,585	$ -	$ 5,585	$ 11,815	$ 5,664	$ 17,478
Hero Fincorp	35,402	17.50%	06/03/2024	05/03/2027	12,702	5,979	18,682	10,867	19,015	29,882
Kisetsu Saison	35,738	18.50%	04/24/2024	04/24/2026	8,414	-	8,414	18,068	8,975	27,043
Kotak Mahindra	29,198	18.00%	04/25/2024	04/10/2027	10,610	3,993	14,603	9,073	14,911	23,984
L and T Finance	23,596	18.00%	06/03/2024	05/03/2026	-	-	-	12,472	6,188	18,660
Shriram Finance	23,358	18.50%	04/23/2024	04/23/2027	8,424	3,993	12,417	7,353	12,732	20,085
Ugro Capital Limited	29,723	19.00%	04/26/2024	04/26/2026	7,629	-	7,629	15,756	6,799	22,554
Ms. ANNAPOORANI VISWESWARAN	33,393	12.00%	10/23/2025	10/23/2030	-	34,423	34,423	-	-	-
Mr. Bala Viswanatha Guptha R	27,827	12.00%	09/26/2025	09/26/2030	-	28,686	28,686	-	-	-
Axis Bank	38,958	14.00%	10/27/2025	10/20/2028	11,858	26,389	38,247	-	-	-
L and T Finance-Top up	28,099	17.50%	10/25/2025	12/03/2027	13,401	14,549	27,950	-	-	-
Overdraft	87,482	10.60%	11/12/2025	On Demand	87,482		87,482	-	-	-
Unity Small Finance Bank	22,707	19.00%	04/30/2025	05/04/2028	7,127	12,717	19,843	-	-	-
Promissory Note - Listen Ventures III L	2,50,000	8.00%	09/30/2024	On Demand	2,50,000	-	2,50,000	2,50,000	-	2,50,000
Promissory Note - Listen Ventures III L	2,50,000	6.00%	11/23/2025	On Demand	2,50,000	-	2,50,000	-	-	-
Loan on FinTech Private Ltd.	1,20,200	-	2023	Paid off in 2024	-	-	-	-	-	-
Total					$ 6,73,233	$ 1,30,729	$ 8,03,962	$ 3,35,404	$ 74,284	$4,09,688

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2025			As of December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Listen Ventures III, LP	$ 15,00,000	6.00%	07/29/2022	11/23/2027	$ 15,00,000	$ -	$ 15,00,000	$ 15,00,000	$ -	$ 15,00,000
Convertible Note - M25 Fund III, L.P.	2,50,000	6.00%	07/29/2022	11/23/2027	2,50,000	-	2,50,000	2,50,000	-	2,50,000
Convertible Note - Serra Capital Ag Tech Fund, LP	2,50,000	6.00%	11/07/2022	11/23/2027	2,50,000	-	2,50,000	2,50,000	-	2,50,000
Convertible Note - Wintrust Financial Corporation	2,50,000	6.00%	01/12/2023	11/23/2027	2,50,000	-	2,50,000	2,50,000	-	2,50,000
Convertible Note - Arvind Selvakesari	25,000	6.00%	02/02/2024	11/23/2027	25,000	-	25,000	25,000	-	25,000
Convertible Note - M25 Fund III, L.P.	1,25,000	6.00%	11/24/2025	11/23/2027	1,25,000		1,25,000			
Convertible Note - Serra Capital Ag Tech Fund, LP	75,000	6.00%	11/25/2025	11/23/2027	75,000	-	75,000		-	-
Total					$ 24,75,000	$ -	$ 24,75,000	$ 22,75,000	$ -	$ 22,75,000

These Notes and any amounts due hereunder shall be convertible into Conversion Shares in accordance with the terms of the Purchase Agreement or shares of the Company's Common Stock in accordance with the terms of the Purchase Agreement. As promptly as practicable after the conversion of Notes, the Company at its expense shall issue and deliver to the holders of these Notes, upon surrender of these Notes by the Lender to the Company, a certificate or certificates for the number of full Conversion Shares (or shares of the Company's Common Stock, as the case may be) issuable upon such conversion. Upon the conversion of the Note, the Lender shall have no further rights under such Note, whether or not such Note is surrendered.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

9. SHARE-BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 120,600 shares of its Common Stock pursuant to the Plan, which provides for the grant of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	46,224	$ 0.66	-
Granted	10,020	$ 0.67	
Exercised	(7,226)		
Expired/Cancelled	(31,298)		-
Outstanding at December 31, 2023	17,720	$ 0.66	8.53
Exercisable Options at December 31, 2023	3,529		
Granted	4,624	0.67	
Exercised	-	-	
Expired/Cancelled	(6,166)	-	
Outstanding at December 31, 2024	16,178	$ 0.66	7.53
Exercisable Options at December 31, 2024	8,502	$ 0.66	7.53
Granted	78,680	$ 0.67	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2025	94,858	$ 0.66	8.97

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2025, and 2024, the Company recognized stock-based compensation expense of $78,680 and $4,736, respectively.

Warrants

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2023	-	$ -	-
Granted	8,042	$ 0.54	
Vested	-	-	
Forfeited	-	-	
Outstanding at December 31, 2024	8,042	$ 0.54	9.74
Granted	-	$ -	
Vested	-	-	
Forfeited	-	-	
Outstanding at December 31, 2025	8,042	$ 0.54	8.74

The fair value of the warrant award was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for warrants expected to vest as of December 31, 2025, was approximately $0. The total fair value of the warrant awards vested during 2025 was $0.

10. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 1,718,691 shares of common stock with a par value of $0.00001. As of December 31, 2025, and 2024, 1,078,032 shares and 1,007,226 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock
The Company is authorized to issue 487,711 shares of preferred stock with a par value of $0.00001, of which 286,840 shares are designated as Series Seed-1 Preferred Stock and 200,871 shares are designated as Series Seed-2 Preferred Stock.

As of December 31, 2025, andv2024, 286,840 shares and 286,840 shares of Series Seed-1 Preferred Stock, respectively, have been issued and outstanding.

As of December 31, 2025, andv2024, 200,871 shares and 200,871 shares of Series Seed-2 Preferred Stock, respectively, have been issued and outstanding.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (3,54,942)	$ (3,62,647)
Valuation Allowance	3,54,942	3,62,647
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (17,40,273)	$ (13,85,331)
Valuation Allowance	17,40,273	13,85,331
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,705,815. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions

12.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2025. Except Director remuneration $1,16,620.

14.   GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $ 826,777 an operating cash flow loss of $ 10,33,648 and liquid assets in cash of $183,847 which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

TCC Brands Inc

2021 W Fulton St, Ste K110, Chicago IL 60612

I, Kiru Rajagopal, the Chief Executive Officer of TCC Brands Inc., hereby certify that the financial statements of TCC Brands Inc. and notes thereto for the periods ending 31 December 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

TCC Brands Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 28, 2026.

Chief Executive Officer
April 28, 2026